SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2011

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	Letter to the Comisión Nacional de Valores (CNV) [Argentine Securities Commission] dated April 19, 2011 regarding Resolutions approved by the Board of Directors of Nortel Inversora S.A.

2.	Communication regarding Payment of Dividend in Cash to Class A Preferred Shares

3.	Communication regarding Scheduled Redemption of Class A Preferred Shares

NORTEL INVERSORA S.A.

Buenos Aires, April 19, 2011

Mr. President of the

Comisión Nacional de Valores

Lic. Alejandro Vanoli

S                     /                     D

Dear Sir:

Re:     Resolutions approved by the Board of Directors of Nortel Inversora S.A. on April 18, 2011

As Officer in Charge of Market Relations of Nortel Inversora S.A. (“Nortel”), I am pleased to inform you that at the Board Meeting held on April 18, 2011, pursuant to the authority delegated to it by the Stockholders’ Meeting held on April 7, 2011, Nortel’s Board of Directors:

1. When considering the first item of the Agenda, which reads: “Reduction of the capital stock as a result of the scheduled redemption of Class “A” Preferred Shares, resolved:

To approve the adjustment calculations made by Nortel’s management based on the Coeficiente de Estabilización de Referencia (“CER”) applicable to April 29, 2011, the date on which the redemption value will be effectively made available, and:

(i)	to proceed with the scheduled redemption, as from April 29, 2011, and pro rata of each “Class A” Preferred Shareholder, of 242,450 “Class A” Preferred Shares, at a redemption price of AR$ 809.360028 per share, based on which the aggregate redemption value of such Class “A” Preferred Shares amounts to AR$ 196,229,338.79;

(ii)	to proceed with the redemption of four (4) Additional Shares, calculated as of today pursuant to the Stockholders Meeting’s instructions, at a redemption price per share of AR$ 809.360028;

(iii)	to reduce the Company’s capital stock by reducing, in the aggregate, the account Capital Stock in an amount of AR$ 2,424,540; the account Inflation Adjustment of Capital Stock in an amount of AR$ 3,852,618.95; the account Share Issue Premiums in an amount of AR$ 189,955,417.28, which aggregates to AR$ 196,232,576.23. It was informed that the amounts referred to above represent 3.08336% of the Capital Stock and Inflation Adjustment of Capital Stock accounts;

(iv)

to instruct Nortel’s management to perform all acts and actions necessary to perfect the redemption, including, among others, to notify the holders of Class “A” Preferred Shares and any other applicable person of the final terms of the redemption, make the redemption value effectively available to the Class “A” Preferred Stockholders based on their applicable holdings, cancel the applicable shares in Nortel’s stock ledger and reflect the reduction of the Company’s accounts pursuant to paragraph (ii) above in Nortel’s future financial statements, authorizing Nortel’s President and its Chief Executive Officer so that any of them may, individually, in the name and on behalf of Nortel, make all necessary filings before all applicable national and international entities, arrange for all necessary publications, communications and notifications to the holders of Class “A” Preferred Shares, the CNV, the Buenos Aires Stock Exchange, and any other applicable national or international entity, and perform all acts before the applicable Argentine currency and/or banking authorities for purposes of converting the Argentine Pesos into U.S. dollars in the official Argentine foreign exchange market, whenever such conversion is applicable or whenever it is required by the holders of Class “A” Preferred Shares, and to perform any other acts and actions necessary or convenient to such effects;

(v)	to perform all acts and actions necessary to obtain the approval and registration of the reduction of capital stock before the CNV, the Buenos Aires Stock Exchange, the Inspección General de Justicia [Office of Corporations] and any other applicable authority or agency, in accordance with the powers delegated by the Stockholders Meeting.

2. In addition, when considering the second item of the Agenda, which reads: “Calculation of the aggregate amount of preferred basic dividends to be paid to the Class A Preferred Shares subject to the scheduled redemption, based on the application of the CER as of the date on which such dividends are effectively made available, pursuant to the resolutions passed by the Stockholders Meeting held on April 7, 2011”, resolved:

(i)	to approve the calculations made by Nortel’s management and, consequently, pay, as from April 29, 2011, to the Class “A” Preferred Shares subject to the scheduled redemption referred to in the first item of the Agenda, an amount of AR$ 32,408,111.67 as accumulated preferred basic dividends, which is equal to AR$ 133.667053 per each Class “A” Preferred Share subject to scheduled redemption and represents 3.229 % of fiscal year 2010’s profits, instructing Nortel’s management to deduct from the basic dividends to be received by the holders of Class “A” Preferred Shares, the amount to be paid by Nortel as tax on personal property in connection with such shares (pursuant to Law 23,966 as amended), for fiscal year 2010. It was also informed that the aggregate amount of such accumulated preferred basic dividends represents 1,336.67% of the nominal value of the Class “A” Preferred Shares subject to redemption, and that the Class “A” Preferred Shares subject to scheduled redemption are entitled to receive them, and

(ii)	to authorize Nortel’s President and Nortel’s Chief Executive Officer, so that any of them may, individually, in the name and on behalf of Nortel, make all necessary filings before all applicable national and international entities, arrange for all necessary publications, communications and notifications to the holders of Class “A” Preferred Shares, the CNV, the Buenos Aires Stock Exchange, and any other applicable national or international entity, and perform all acts before the applicable Argentine currency and/or banking authorities for purposes of converting the Argentine Pesos into U.S. dollars in the official Argentine foreign exchange market, whenever such conversion is applicable or whenever it is required by the holders of Class “A” Preferred Shares, and to perform any other acts and actions necessary or convenient to such effects.

Sincerely yours,

José Gustavo Pozzi

Officer in Charge of Market Relations

2

NORTEL INVERSORA S.A.

Payment of Dividend in Cash to Class A Preferred Shares

This is to inform all shareholders of Nortel Inversora S.A. (the “Company”) that the Annual and Extraordinary General Meeting and Special Class “A” Preferred Stockholders’ Meeting held on April 7, 2011 (the “Meeting”), approved the payment of a dividend in cash to the Class A preferred shares which scheduled redemption was approved by the Meeting when considering Item Four of the Agenda (the “Redemption Shares”), pursuant to the terms of issuance of such shares and applicable imperative laws. Such dividend represents 75.252562% of the preferred basic dividend accumulated by the Redemption Shares during fiscal year 2008 and 100% of the preferred basic dividend accumulated by such shares during fiscal years 2009 and 2010, and together with the provisional dividend in cash made available to the Class “A” Shareholders as from October 22, 2010, and ratified by the Meeting, cancels all of the preferred basic dividends accumulated by the Redemption Shares, pursuant to item X.5 (Section 17), first paragraph, of the Rules of the Comisión Nacional de Valores (CNV) [Argentine Securities Commission].

The aggregate amount of the dividend to be paid to the Redemption Shares as explained above is AR$32,408,111.67, which represents 1,336.67 % on the par value of the Redemption Shares. Such amount is equivalent to AR$133.667053 per share (each share having a par value of AR$10). Such dividend per share results from adjusting the basis on which the preferred basic dividend is calculated by the CER corresponding to April 29, 2011.

The dividend shall be made available to the holders of Redemption Shares on April 29, 2011, or on any following date pursuant to applicable law at the jurisdictions where the Class A preferred shares are listed. Its payment will be made at the Company’s registered office, Alicia Moreau de Justo 50, Floor 11, City of Buenos Aires, between 10 am to 12 pm and 3 pm to 5 pm.

Holders of the Company’s American Depositary Receipts (the “ADRs”) will be paid the above referred dividend through JP Morgan Chase Bank, N.A., Depositary of the ADRs, beginning on the applicable date pursuant to the law of the jurisdiction where the ADRs are listed.

Please note that Nortel will deduct from the dividend, if applicable, the amount to be paid by Nortel to the Argentine tax authorities as tax on personal property levied and assessed on the Class A preferred shares for fiscal year 2010, as required under Title VI of Argentine Law No. 23,966, as amended.

José Gustavo Pozzi

Officer in Charge of Market Relations

NORTEL INVERSORA S.A.

Scheduled Redemption of Class A Preferred Shares

This is to inform all shareholders of Nortel Inversora S.A. (the “Company”) that the Annual and Extraordinary General Meeting and Special Class “A” Preferred Stockholders’ Meeting held on April 7, 2011 (the “Meeting”), approved the scheduled redemption, pro rata of each “Class A” Preferred Shareholder, of 242,454 “Class A” Preferred Shares, at a par value of AR$ 10 per “Class A” Preferred Share, representing 22.819897% of the “Class A” Preferred Shares, pursuant to the terms and conditions of issuance of such shares and applicable imperative laws. The nominal amount to be thus redeemed is AR$ 2,424,540.

The aggregate value of the scheduled redemption approved by the Meeting is AR$ 196,232,576.23, equivalent to a redemption price of AR$ 809.360028 per share. Such price per share results from multiplying AR$298.392578 by 2.7124, the Coeficiente de Estabilización de Referencia (“CER”) corresponding to April 29, 2011.

The scheduled redemption value shall be made available to the holders Class “A” Shares on April 29, 2011, or on any following date pursuant to applicable law at the jurisdictions where the Class A preferred shares are listed.

Payment of the redemption value will be made at the Company’s registered office, Alicia Moreau de Justo 50, Floor 11, City of Buenos Aires, between 10 am to 12 pm and 3 pm to 5 pm.

Holders of the Company’s American Depositary Receipts (the “ADRs”) will be paid the above referred dividend through JP Morgan Chase Bank, N.A., Depositary of the ADRs, beginning on the applicable date pursuant to the law of the jurisdiction where the ADRs are listed.

José Gustavo Pozzi

Officer in Charge of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: April 19, 2011	By:	/s/ José Gustavo Pozzi
		Name:	José Gustavo Pozzi
		Title:	General Manager